                      SECURITIES AND EXCHANGE COMMISSIONS
                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15a-16 OF
                      THE SECURITIES EXHCANGE ACT OF 1934

                        For the month of February 2002


                              SCOTTISH POWER PLC
                (Translation of Registrant's Name Into English)

              CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP
                   (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F X  Form 40-F ___
              ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ___ No  X
                ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.)

                          FORM 6-K: TABLE OF CONTENTS

1. Press Release of Scottish Power plc, dated January 31, 2002, announcement of third quarter and nine month financial results ending December 31, 2001.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  /s/ Scottish Power plc
                                                  -------------------------
                                                  (Registrant)

Date February 1, 2002                               By: /s/ Alan McCulloch
     ------------------------                           -----------------------
                                                  Alan McCulloch
                                                  Assistant Company Secretary

Scottish Power plc
2001/02 Nine Month Results including 3/rd/ Quarter to 31 December 2001

Key Points
 .  Third quarter earnings per share up 37%* year on year
 .  Improved performance from US Division
 .  Southern Water refinancing and Thus demerger on schedule

----------------------------------------------------------------------------------------------
     Q3         Q3                                               Nine months      Nine months
  00/01      01/02                                                     00/01            01/02
----------------------------------------------------------------------------------------------
1,788.5    1,486.9   Turnover ((Pounds)million)                      4,569.3          4,776.8
----------------------------------------------------------------------------------------------
  252.3      334.5   Operating profit ((Pounds)million)**              697.1            581.5
----------------------------------------------------------------------------------------------
  168.9      239.7   Profit before tax ((Pounds)million)**             440.7            299.5
----------------------------------------------------------------------------------------------
      -          -   Exceptionals (pre-tax) ((Pounds)million)         (120.7)          (120.1)
----------------------------------------------------------------------------------------------
   7.71      10.56   Earnings per share (pence)*                       19.99            14.11
----------------------------------------------------------------------------------------------
   6.51      6.835   Dividends per share (pence)                       19.53           20.505
----------------------------------------------------------------------------------------------

* Before goodwill amortisation and exceptional items, prior year restated for deferred tax
** Before goodwill amortisation and exceptional items

ScottishPower Chief Executive, Ian Russell, said:

"I am pleased to report improved results with third quarter earnings per share up by some 37% over the same period last year.

The US Division is making good progress with third quarter operating profit double that of last year. The UK Division has improved customer service but has seen its profits reduced by the premium sought by British Energy in spite of the NETA marketplace. The Infrastructure Division continues to focus on cost cutting to improve its relative cost performance, with Southern Water's operating efficiency now recognised by OFWAT as the best of all water and wastewater companies in the UK.

The refinancing of Southern Water and the proposed demerger of Thus are progressing well. Both of these processes remain on schedule for completion by the end of the financial year and are further evidence of our success in refocusing our business as an integrated international energy and networks company."

FINANCIAL OVERVIEW

All figures below are before the impact of goodwill amortisation and exceptional items unless otherwise stated. "Nine months" relates to the nine months to 31 December 2001 and "third quarter" relates to the three months to 31 December 2001, unless otherwise stated.

Group turnover for the third quarter fell by (Pounds)302 million to (Pounds)1,487 million, with the US Division contributing revenues of (Pounds)639 million compared to (Pounds)925 million in the same period last year. The quarter on quarter fall in revenues is attributable to the reduction in wholesale power prices and volumes experienced in the western US. Turnover for the nine months grew by (Pounds)208 million to (Pounds)4,777 million, an increase of 5% on the same period last year. The US Division contributed additional revenues of (Pounds)180 million for the nine months, with increased revenues in our unregulated business and the impact of rate increases in our regulated business. Turnover in the UK Division for the nine months was (Pounds)56 million ahead of the equivalent period last year as a result of revenues from the Rye House power station and growth in gas wholesale and retail activity, offset in part by lower electricity retail volumes. The Infrastructure Division contributed additional revenues of (Pounds)26 million for the nine months due to increased sales allowed under the regulatory contract. Sales by Thus increased by (Pounds)52 million for the nine months through growth in business services revenues. Turnover for the nine months also included revenues of (Pounds)132 million from Appliance Retailing, a reduction of (Pounds)107 million on the equivalent period last year. Appliance Retailing is now reported as a discontinued operation.

Group operating profit improved by (Pounds)82 million (33%) in the third quarter, with the US Division contributing additional operating profit of (Pounds)99 million. The improvement in the US is due to regulatory rate increases and lower power costs experienced in the third quarter of this year, in addition to the impact of the Hunter plant outage on the third quarter results of 2000/01. Group operating profit for the nine months fell by (Pounds)116 million to (Pounds)582 million, primarily as a result of the $300 million additional excess net power costs in the US recognised in our half year results. The UK Division's profits were (Pounds)24 million lower in the third quarter and (Pounds)37 million lower than the first nine months of last year. This was due to the premium sought by British Energy in spite of the NETA marketplace, significantly lower wholesale electricity market prices and, for the nine months, due to the impact of the first quarter NETA system error. Infrastructure Division profitability increased by (Pounds)4 million for the nine months and by (Pounds)5 million in the third quarter as cost savings targets continue to be achieved. Thus continued to reduce its operating losses by (Pounds)3 million in the quarter and (Pounds)6 million for the nine months.

There were no exceptional items in the third quarter. The exceptional pre-tax costs of (Pounds)120 million, recognised in the first quarter results, relate to costs associated with the disposal of and withdrawal from UK Appliance Retailing. In the equivalent period last year, an exceptional charge of (Pounds)121 million was recognised in respect of the implementation of the PacifiCorp Transition Plan.

The net interest charge increased by (Pounds)32 million to (Pounds)283 million for the nine months as a result of lower US operating profits, the lag in recovering excess net power costs through the US regulatory process and the impact of higher UK debt.

Profit before tax for the nine months decreased by (Pounds)141 million to (Pounds)300 million and the tax charge of (Pounds)64 million represented an effective tax rate (including deferred tax) of 21.5% on profits before goodwill amortisation and exceptional items.

Group earnings per share for the quarter were 10.56 pence compared with 7.71 pence for the equivalent period last year, an increase of 2.85 pence (37%), as a result of an improved third quarter performance from the US Division. Group earnings per share for the nine months were 5.88 pence lower at 14.11 pence, as a result of the impact of lower profits from the UK Division and the additional net power costs experienced in the US.

Free cash flow for the nine months was (Pounds)268 million, a reduction of (Pounds)389 million on the same period last year, due to lower US operating profits for the period and the impact on working capital of the costs of excess net power in the US. Capital spent in the nine months amounted to (Pounds)848 million compared to (Pounds)725 million for the equivalent period last year. Of this (Pounds)408 million was invested in the US Division, including (Pounds)177 million invested in new generation assets. A further (Pounds)201 million was invested in Southern Water and (Pounds)60 million in Thus. Net debt at 31 December 2001 was (Pounds)887 million higher than 31 March 2001 at (Pounds)6,172 million. Gearing (net debt/shareholders' funds) increased to 112%, from 90% at 31 March 2001.

The third quarter dividend of 6.835 pence per share takes dividends for the nine months to 20.505 pence per share, consistent with our stated aim of 5% annual increase in dividends to March 2003. The ADS dividend rate is confirmed as $0.3863 per ADS.

US DIVISION

Management focus:

 .   maximising recovery of costs through the regulatory process
 .   reducing commodity price exposure
 .   achieving the allowed return on equity
 .   growing an unregulated merchant energy business

Operating profit for the US Division for the third quarter increased by (Pounds)99 million to (Pounds)178 million, as a result of regulatory rate increases and reductions in net power costs quarter on quarter, and the impact of the Hunter plant outage on last year's results. For the nine months, the US Division's operating profits were (Pounds)199 million, (Pounds)86 million lower than the equivalent period last year, with the benefit of regulatory rate increases more than offset by additional excess net power costs and new business costs relating to the build up to operation of the unregulated PacifiCorp Power Marketing (PPM) business, and other strategic initiatives such as our Structural Realignment Proposal, establishing a Regional Transmission Organisation and increased spend on risk management.

We are actively pursuing recovery of excess net power costs recorded in deferred accounts. At the end of December 2001, net power costs and associated carrying charges held in deferred accounts under US GAAP totalled $407 million, including $95 million to be requested in a Wyoming rate case the company expects to file in April 2002. Of the deferred amount at the end of the quarter, recovery has been requested on $278 million plus carrying charges. Deferral applications have also been filed relating to a Utah coal mine closure and for excess power costs in Utah.

Since the half year results, we have filed additional rate case requests totalling $70 million in Oregon, Washington and California. A schedule of expected hearing dates for these and other regulatory actions are set out in an appendix to this announcement.

Over the course of the third quarter we took further steps to manage commodity price volatility and reduce exposure. We have made physical additions to our US generation portfolio and have entered into transactions which further help shape our system resource portfolio, including physical hedging products, and financial temperature-related instruments that reduce resource and price risk on hot summer days.

We are seeking state approvals to install a 120 MW permanent peaking facility in Utah designed to meet a portion of the region's peak summer demand. We have also purchased the regulated output of a 50 MW wind farm in Wyoming that went into service in November. We are evaluating the results of a comprehensive energy solicitation proposal that resulted in more than 50 responses from 30 prospective suppliers to meet Utah's energy requirements going forward. As a further step to mitigate commodity risks, "hydro-electric" hedges are in place for the next five years to limit volume and price risks related to Pacific Northwest hydro-electric generation availability. To provide longer-term solutions to the region's energy needs, we are working with regulators and other stakeholders to develop an Integrated Resource Plan. This is a comprehensive modelling and planning effort to identify the least cost and lowest risk plan to supply PacifiCorp with power over the next 20 to 25 years.

To further mitigate commodity price risk PacifiCorp has requested power cost adjustment mechanisms in Oregon, Utah, Idaho and California. Under these mechanisms, if granted by the commissions, all or part of actual power costs above or below the level in rates will be shared with customers.

We continue to work to ensure that PacifiCorp maximizes its opportunity to earn its allowed return on equity in all the states in which it operates. This process, as well as focusing on the continued drive on Transition Plan efficiencies, involves working with all our commissions to ensure rates reflect the full cost of the business going forward. Transition Plan progress at the end of the quarter shows $110 million of underlying transition related savings delivered since the start of the Plan against an end-of-year goal of $113 million. Manpower reductions are also on track with cumulative workforce reductions of 639 employees by the end of the third quarter.

In our unregulated business, PPM, we recently signed a 25-year agreement with Bonneville Power Administration to sell 90 MW of electricity from the Stateline wind generating plant on the Oregon-Washington border. PPM also signed one of the largest public utility wind power contracts with Seattle City Light in Washington state for 50 MW from 1 January 2002 rising to 175 MW in 2004 and has negotiated several long-term contracts with a range of other customers.

PPM is also continuing to expand its activities with the purchase in January 2002 of a 40% interest in an underground natural gas storage facility and hub service business. The hub is a major storage facility located 80 miles west of Edmonton, Alberta and is connected to the largest pipeline in the province. With the growing reliance upon natural gas as a fuel source, the demand for gas storage and related services is expected to increase over the next several years.

UK DIVISION

Management focus:

 .   maximising the value of generation and supply assets through our commercial and asset-backed trading activities
 .   adding new generation at value creating prices
 .   improving customer service and reducing costs

The UK Division reported an operating profit of (Pounds)24 million for the nine months, all of which was delivered in the third quarter. The reduction of (Pounds)37 million for the nine months was due to the premium sought by British Energy, in spite of the NETA marketplace, for its output from Hunterston and Torness power stations, pending the resolution of the ongoing dispute regarding the Nuclear Energy Agreement (due to expire in 2005), the impact of significantly lower wholesale electricity market prices on generation margins, and the impact of the NETA system error of (Pounds)10 million reported in the first quarter. The reduction was partly offset by the positive contribution from the Rye House power station. The performance in energy supply for the nine months improved on the equivalent period last year, as a result of margin growth in both electricity and gas, offset in part by the cost of investment in customer acquisitions.

With our outlook for wholesale prices in the longer term remaining relatively low, without resolution of the British Energy dispute, we consider price competition, experienced in both the wholesale markets and in the supply customer base, will continue to have a significant impact on the Division's performance.

Our trading activities continue to perform well under NETA as we make full use of our flexible plant portfolio of some 5,000 MW capacity. In the nine months to December 2001, we estimate that ScottishPower earned one of the highest contributions of all UK generators per Balancing Market Unit in the short-term Balancing Market.

The supply of power through the Interconnector to Northern Ireland commenced successfully on 1 January 2002. The Interconnector is owned by Viridian Group plc. ScottishPower is supplying, under contracts with Viridian and its subsidiaries, 160 MW of base load. We were also successful in bidding at auction for additional capacity from April 2002. This will allow us to develop a position in the Northern Ireland wholesale and supply markets.

Our new 30 MW windfarm at Beinn an Tuirc was commissioned in December 2001, taking our UK installed wind capacity to 113 MW. Planning applications were submitted in the third quarter for 25 MW at Ardeer and an application for the 240 MW scheme at Whitelee, near Glasgow was submitted in January 2002. ScottishPower has projects in Scotland totalling 500 MW in planning or detailed environmental assessment, with a further 50 MW in joint venture projects in England & Wales.

We continue to improve services for our 3.5 million energy customers in the UK and this was recognised in November 2001, when we received an award from J.D. Power and Associates as the No.1 domestic gas supplier in the UK for customer satisfaction. We also launched a new web-site for customers - the first in the UK where domestic and small business customers can generate an instant bill and pay for their energy on-line.


INFRASTRUCTURE DIVISION

Management focus:

 . improving relative cost performance
 . outperforming allowed regulatory returns
 . releasing capital from Southern Water

The Infrastructure Division reported operating profits of (Pounds)412 million for the nine months, an increase of (Pounds)4 million on the equivalent period last year, of which (Pounds)5 million was delivered in the third quarter. Power Systems' ongoing restructuring programme has delivered financial benefits of (Pounds)31 million year to date, as a result of reduced operating costs. This has more than offset the regulatory price reductions in the first six months of the financial year and a gain on business disposals reported last year. Southern Water's operating profit fell by (Pounds)12 million to (Pounds)157 million for the nine months due to costs from new capital obligations and increased depreciation, partly offset by (Pounds)8 million of cost savings.

Good progress continues to be made in Power Systems on delivery of the (Pounds)75 million of cash cost savings in the three years to 2002/03 and the further (Pounds)33 million of target savings by 2003/04 announced at the half year. As part of these efficiency initiatives our joint venture connections business with Alfred McAlpine Utility Services Ltd, named Core Utility Solutions Ltd, is on track to be operational during February 2002.

Levels of efficiency at Southern Water continue to improve and in OFWAT's report, published in December 2001, Southern Water was confirmed as being the most efficient company for water service operating efficiency and ranked second for sewerage service operating efficiency. Southern Water was the only water and sewerage company given an "A" rating in both water and sewerage operating efficiency. Operating expenditure during 2000/01 was confirmed as having reduced by 13%, making a total reduction of 31% in the five year period - over double the industry average.

The refinancing of Southern Water is on schedule and we anticipate completion by the end of the financial year. The OFWAT consultation process closed on 25 January 2002. Southern Water is expected to begin marketing the bonds in late February 2002 with pricing and launch in March 2002.

THUS

In line with expectations, Thus reported operating losses of (Pounds)43 million for the nine months, an improvement of (Pounds)6 million on the equivalent period last year. The business bucked the trend in the telecoms sector producing strong growth in EBITDA, which improved from negative (Pounds)22 million in the first nine months of the previous financial year to positive (Pounds)5 million at December 2001.

On 19 December 2001, we announced that Thus had agreed to the terms of an underwritten (Pounds)90 million third party banking facility; that ScottishPower had agreed in principle to subscribe for new shares in Thus in return for repayment of debt; and that, consistent with our strategic focus on energy and networks, we would consider a demerger of our shareholding in Thus to ScottishPower shareholders.

This process remains on schedule. On 18 January 2002, Thus announced the terms of its proposed refinancing (which includes the introduction of a new holding company, Thus Group, above Thus) and launched an open offer to raise approximately (Pounds)275 million before expenses. The open offer has been fully underwritten by ScottishPower, which has conditionally agreed to subscribe for the entire issue before clawback by Thus' independent shareholders (whose entitlement equates to some 20.6% of the new ordinary shares in the open offer) and other subscriptions of shares in connection with the open offer. The proceeds of the open offer will be used to repay Thus's drawings under the ScottishPower loan facility.

On 21 January 2002, ScottishPower held an Extraordinary General Meeting at which its shareholders approved a reduction of the company's share premium account which will create, on approval of the reduction by the Court, expected in March 2002, sufficient distributable reserves to facilitate payment of a dividend in specie to demerge Thus.

ScottishPower currently intends to put proposals to its shareholders which will enable it to effect the proposed demerger. The demerger terms are expected to be announced on or about 12 February 2002 and an Extraordinary General Meeting of the company is expected to be convened on or about 11 March 2002 with a view to obtaining approval for and completing the demerger by the end of the financial year.


BOARD AND MANAGEMENT CHANGES

Alan Richardson, Executive Director US Division left the company on 31 December 2001. Judi Johansen, CEO PacifiCorp and Terry Hudgens, CEO PacifiCorp Power Marketing have been appointed to the Executive Team. Judi and Terry both report directly to Ian Russell, Chief Executive.

Philip J Carroll jnr joined the Board as non-executive director on 15 January 2002. Philip has long experience of the American and international energy and engineering sectors having spent four years with California based engineering, construction and services corporation Fluor, and previously 35 years at Shell Oil where he was President and CEO from 1993 to 1998.

Ken Vowles, Executive Director International, will retire from the Board of ScottishPower on 31 March 2002. His 40 year career in the power generation industry was recognised in June 2001 when he was awarded an OBE in the Queen's birthday honours.

INVESTOR CALENDAR

6 February 2002    Ordinary and American Depositary Shares go ex-dividend for the 3rd quarter
8 February 2002    Last date for registering transfers to receive 3rd quarter dividend
1 March 2002*      3rd quarter dividend payable
31 March 2002      End of financial year 2001/02
1 May 2002         Preliminary announcement of results for the financial year
                   2001/02
8 May 2002         Shares go ex-dividend for the 4th quarter dividend
10 May 2002        Last date for registering transfers to receive 4th quarter dividend
14 June 2002       4th quarter dividend payable

* Note: Date change from last calendar announcement made at the half year.

For further information:
Colin McSeveny    Group Media Relations Manager               0141 636 4515
Andrew Jamieson   Head of Investor Relations                  0141 636 4527

APPENDIX OF RECENT US RATE FILINGS AND SCHEDULE DATES

General Filings
Since the half year, filings totalling $70.4 million have been requested in Oregon ($47.2 million), Washington ($7.2 million) and California ($16 million), including the following:

On 31 December 2001 PacifiCorp filed for a $34.3 million price increase with the Oregon Public Utility Commission to reset rates to address unresolved power cost issues from its last general rate case in September. The expected approval date is 30 June 2002. On 17 January 2002, PacifiCorp filed in Oregon to begin recovering $12.9 million of implementation costs between 1 April 2001 and 31 December 2001 associated with Oregon's electric restructuring law, Senate Bill 1149. PacifiCorp is seeking a five-year amortisation of these costs.

A $3.5 million rate increase was approved by the Washington Utilities and Transportation Commission and became effective on 1 January 2002. This increase is part of a five-year rate plan in effect in the state of Washington. Also in Washington, PacifiCorp filed for a $3.7 million increase on 15 January 2002 to recover increased expenditures for energy efficiency programs.

PacifiCorp filed a $16 million general rate case on 21 December 2001 with the California Public Utility Commission and has asked for a final decision by late summer 2002. PacifiCorp remains engaged in efforts to sell its California service territory to Nor-Cal Electric Authority.

Deferral Filings
Total amounts deferred in Utah, Oregon, Wyoming and Idaho are $407 million. Requested amounts total $278 million, not including amounts yet to be requested in Wyoming, where approximately $95 million has been recorded to date. In addition, a further $109 million for excess power costs has been requested in Utah, as well as $46 million related to mine closure costs in Utah. Specific rate case updates under deferred requests include the following:

In Utah pending cases include a request to recover over a 12-month period approximately $104 million in replacement power costs resulting from the Hunter outage. An interim increase was approved subject to refund on the Hunter costs until the issue is resolved in hearings with the Utah Public Service Commission. These are now scheduled for May 2002. In addition, PacifiCorp is seeking permission to defer $109 million of excess net power costs. A hearing schedule has not yet been confirmed on this deferral application.

PacifiCorp made a request to the Idaho Public Utilities Commission on 7 January 2002 to recover extraordinary power costs amounting to $38 million through a temporary 24-month customer surcharge.

The Wyoming Public Service Commission granted PacifiCorp's request of 21 November 2001 to withdraw its application for approval to pass on approximately $13 million of excess purchased power costs, and instead to include the request in a general rate case expected to be filed in April 2002. This action allows the company to consolidate into the general rate case its request for all the deferred excess net power costs. These costs total approximately $95 million including the Hunter plant outage-related costs, for which recovery is being sought.

In Oregon, PacifiCorp has deferred $168 million including carrying charges, net of costs recovered through amortisation. As part of a stipulation with the OPUC Staff, PacifiCorp has requested recovery of $136.5 million of this amount. Hearings are scheduled for February 2002.

Other Filings
PacifiCorp has filed applications in Utah, Wyoming, Oregon, and Idaho for the deferral and amortisation of the costs associated with the closure of the Trail Mountain mine in Utah totalling approximately $46 million. The applications are in various stages of review and approval by regulators.

           Cautionary Statement Regarding Forward Looking Statements

Certain statements contained herein are forward-looking statements that are subject to risks and uncertainties. These include statements concerning our expectations and other statements that are not historical facts. In particular, the statements that due to the growing reliance upon natural gas as a fuel source, the demand for gas storage and related services is expected to increase over the next several years; that price competition, experienced in both the wholesale energy markets and in the supply customer base, will continue to have a significant impact on the UK Energy Division's performance; that ScottishPower's successful bidding for additional capacity on the Northern Ireland Interconnector will allow ScottishPower to develop a position in the Northern Ireland energy wholesale and supply markets; that ScottishPower anticipates completion of the Southern Water refinancing by the end of the financial year; that Southern Water is expected to begin marketing bonds in late February 2002 with pricing and launch in March 2002; that the proceeds of the Thus offering will be used to repay Thus's drawings under the ScottishPower loan facility; that ScottishPower expects Court approval of the reduction in share premium account in March 2002; that ScottishPower intends to put proposals to its shareholders which will enable it to effect the proposed demerger of Thus; that the demerger terms of Thus are expected to be announced on or about 12 February 2002 and that an Extraordinary General Meeting of ScottishPower is expected to be convened on or about 11 March 2002 with a view to obtaining approval for and completing the demerger by the end of the financial year; that Ken Vowles will retire from the Board of ScottishPower on 31 March 2002; and that PacifiCorp expects approval from the Oregon Public Utility Commission to reset rates on 30 June 2002 are subject to various uncertainties or changes. ScottishPower undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof. We desire to qualify these statements for the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.

Group Profit and Loss Account
for the three months ended 31 December 2001

                                      Three months ended 31 December 2001

                                              Contin-   Discon-
                                               -uing    -tinued
                                              operat-   operat-
                                               -ions      -ions     Total
                                                2001       2001      2001
                              Notes         (pound)m   (pound)m  (pound)m

Turnover:
group and share of
joint ventures                              1,494.3        1.5    1,495.8
Less: share
of turnover
in joint ventures                              (8.7)         -       (8.7)
Less: share
of turnover
in associates                                  (0.2)         -       (0.2)
                                            -------     ------    -------
Group turnover                    2         1,485.4        1.5    1,486.9
Cost of sales                                (945.2)      (0.5)    (945.7)
                                            -------     ------    -------
Gross profit                                  540.2        1.0      541.2
Transmission and
distribution costs                           (134.0)         -     (134.0)
Administrative
expenses
(including goodwill
amortisation)                                (130.1)      (1.5)    (131.6)
Other operating income                         21.4          -       21.4
Utilisation of Appliance
Retailing disposal provision                      -        0.5        0.5
                                            -------     ------    -------
Operating profit before
goodwill amortisation                         334.5          -      334.5
Goodwill amortisation                         (37.0)         -      (37.0)
                                            -------     ------    -------
Operating profit                  2           297.5          -      297.5
                                            -------     ------
Share of operating
profit in joint ventures                                              1.0
                                                                  -------
                                                                    298.5
Loss on disposal of and
withdrawal from
Appliance Retailing                                                (120.1)
Less disposal provision
previously recognised                                               120.1
                                                                  -------
                                                                        -
                                                                  -------
Profit on ordinary activities
before interest                                                     298.5
Net interest and similar charges
-Group                                                              (94.2)
-Joint ventures                                                      (1.6)
                                                                  -------
                                                                    (95.8)
                                                                  -------
Profit on ordinary activities
before goodwill amortisation
and taxation                                                        239.7
Goodwill amortisation                                               (37.0)
                                                                  -------
Profit on ordinary activities
before taxation                                                     202.7
Taxation                          4                                 (51.6)
                                                                  -------
Profit after taxation                                               151.1
Minority interests                                                    6.3
                                                                  -------
Profit for the period                                               157.4
Dividends                                                          (126.1)
                                                                  -------
Profit retained                                                      31.3
                                                                  -------
Earnings per ordinary share       5                                  8.55p
Adjusting item
- goodwill amortisation                                              2.01p
                                                                  -------
Earnings per ordinary share
before goodwill amortisation      5                                 10.56p
                                                                  -------
Diluted earnings per
ordinary share                    5                                  8.53p
Adjusting item
- goodwill amortisation                                              2.00p
                                                                  -------
Diluted earnings per
ordinary share
before goodwill
amortisation                      5                                 10.53p
                                                                  -------
Dividend per
ordinary share                    6                                 6.835p
                                                                  -------
The Notes on pages x to x form part of these Accounts.

Group Profit and Loss Account
for the three months ended 31 December 2000

                                     Three months ended 31 December 2000
                                            Contin-    Discon-
                                             -uing     -tinued
                                            operat-    operat-
                                             -ions       -ions      Total
                                              2000        2000       2000
                              Notes       (pound)m    (pound)m   (pound)m
Turnover:
group and share of
joint ventures
and associates                              1,691.9      100.0    1,791.9
Less: share
of turnover
in joint ventures                              (3.2)         -       (3.2)
Less: share
of turnover
in associates                                  (0.2)         -       (0.2)
                                           --------     ------    -------
Group turnover                    2         1,688.5      100.0    1,788.5
Cost of sales                              (1,230.3)     (71.4)  (1,301.7)
                                           --------     ------    -------
Gross profit                                  458.2       28.6      486.8
Transmission
and distribution
costs                                        (132.6)         -     (132.6)
Administrative
expenses
(including goodwill
amortisation)                                (120.6)     (27.0)    (147.6)
Other
operating income                               13.2          -       13.2
                                           --------     ------    -------
Operating profit
before goodwill
amortisation                                  250.7        1.6      252.3
Goodwill amortisation                         (32.5)         -      (32.5)
                                           --------     ------    -------
Operating profit                  2           218.2        1.6      219.8
                                           --------     ------
Share of operating
profit in joint ventures                                              0.5
Share of operating profit
in associates                                                         0.1
                                                                  -------
Profit on ordinary
activities before
interest                                                            220.4
Net interest and
similar charges
-Group                                                              (83.2)
-Joint ventures                                                      (0.8)
                                                                  -------
                                                                    (84.0)
                                                                  -------
Profit on ordinary
activities before
goodwill amortisation
and taxation                                                        168.9
Goodwill amortisation                                               (32.5)
                                                                  -------
Profit on ordinary
activities before
taxation                                                            136.4
Taxation                          4                                 (33.1)
                                                                  -------
Profit after taxation                                               103.3
Minority interests                                                    5.5
                                                                  -------
Profit for the period                                               108.8
Dividends                                                          (119.5)
                                                                  -------
Loss retained                                                       (10.7)
                                                                  -------
Earnings per ordinary
share                             5                                  5.94p
Adjusting item
- goodwill amortisation                                              1.77p
                                                                  -------
Earnings per ordinary
share before
goodwill
amortisation                      5                                  7.71p
                                                                  -------
Diluted earnings per
ordinary share                    5                                  5.92p
Adjusting item
- goodwill amortisation                                              1.77p
                                                                  -------
Diluted earnings per
ordinary share
before goodwill
amortisation                      5                                  7.69p
                                                                  -------
Dividend per
ordinary share                    6                                  6.51p
                                                                  -------

The Notes on pages x to x form part of these Accounts.

Group Profit and Loss Account
for the nine months ended 31 December 2001

                                                                     Nine months ended 31 December 2001


                                                                                                       Exceptional
                                                                                           Total          item-
                                                                                           before      discontinued
                                                        Continuing       Discontinued    exceptional    operations
                                                        operations        operations        item         (Note 3)
                                                            2001             2001           2001           2001          2001
                                               Notes    (Pounds)m         (Pounds)m      (Pounds)m      (Pounds)m     (Pounds)m
Turnover: group and share of
joint ventures and associates                            4,660.5             132.3        4,792.8              -       4,792.8
Less: share  of turnover  in joint ventures                (15.7)                -          (15.7)             -         (15.7)
Less: share of turnover in associates                       (0.3)                -           (0.3)             -          (0.3)
                                                       ---------           -------       --------         ------     ---------
Group turnover                                     2     4,644.5             132.3        4,776.8              -       4,776.8
Cost of sales                                           (3,383.2)           (100.4)      (3,483.6)             -      (3,483.6)
                                                       ---------           -------       --------         ------     ---------
Gross profit                                             1,261.3              31.9        1,293.2              -       1,293.2
Transmission and distribution costs                       (397.2)                -         (397.2)             -        (397.2)
Administrative expenses (including goodwill
amortisation)                                             (427.5)            (54.1)        (481.6)             -        (481.6)
Other operating income                                      42.3                 -           42.3              -          42.3
Utilisation of Appliance Retailing disposal
provision                                                      -              13.2           13.2              -          13.2
                                                       ---------           -------       --------         ------     ---------
Operating profit before goodwill amortisation              590.5              (9.0)         581.5              -         581.5
Goodwill amortisation                                     (111.6)                -         (111.6)             -        (111.6)
                                                       ---------           -------       --------         ------     ---------
Operating profit                                   2       478.9              (9.0)         469.9              -         469.9
                                                       ---------           -------
Share of operating  profit in joint ventures                                                  0.8              -           0.8
                                                                                         --------         ------     ---------
                                                                                            470.7              -         470.7
Loss on disposal of and withdrawal from
Appliance Retailing before goodwill write back                                                  -         (105.0)       (105.0)
Goodwill write back                                                                             -          (15.1)        (15.1)
                                                                                         --------         ------     ---------
Loss on disposal of and withdrawal from
Appliance Retailing                                                                             -         (120.1)       (120.1)
                                                                                         --------         ------     ---------
Profit on ordinary activities before interest                                               470.7         (120.1)        350.6
Net interest and similar charges
-Group                                                                                     (277.6)             -        (277.6)
-Joint ventures                                                                              (5.2)             -          (5.2)
                                                                                         --------         ------     ---------
                                                                                           (282.8)             -        (282.8)
Profit on ordinary activities before
goodwill amortisation and taxation                                                          299.5         (120.1)        179.4
Goodwill amortisation                                                                      (111.6)             -        (111.6)
                                                                                         --------         ------     ---------
Profit on ordinary activities before taxation                                               187.9         (120.1)         67.8
Taxation                                           4                                        (64.4)          21.0         (43.4)
                                                                                         --------         ------     ---------
Profit after taxation                                                                       123.5          (99.1)         24.4
                                                                                         --------         ------
Minority interests                                                                                                        24.1
                                                                                                                     ---------
Profit for the period                                                                                                     48.5
Dividends                                                                                                               (377.4)
                                                                                                                     ---------
Loss retained                                                                                                           (328.9)
                                                                                                                     ---------
Earnings per ordinary share                        5                                                                      2.64p
Adjusting items
-exceptional item                                                                                                         5.39p
-goodwill amortisation                                                                                                    6.08p
                                                                                                                     ---------
Earnings per ordinary share before
exceptional item and goodwill amortisation         5                                                                     14.11p
                                                                                                                     ---------
Diluted earnings per ordinary share                5                                                                      2.64p
Adjusting items
-exceptional item                                                                                                         5.38p
-goodwill amortisation                                                                                                    6.06p
                                                                                                                     ---------
Diluted earnings per ordinary share
before exceptional item  and goodwill
amortisation                                       5                                                                     14.08p
                                                                                                                     ---------
Dividends per ordinary share                       6                                                                    20.505p
                                                                                                                     ---------

The Notes on pages x to x form part of these Accounts.

Group Profit and Loss Account
for the nine months ended 31 December 2000

                                                                          Nine months ended 31 December 2000

                                                                                                           Exceptional
                                                                                               Total          item-
                                                                                               before       continuing
                                                               Continuing    Discontinued    exceptional    operations
                                                               operations     operations        item          (Note 3)
                                                                  2000           2000           2000            2000        2000
                                                     Notes     (Pounds)m     (Pounds)m       (Pounds)m       (Pounds)m   (Pounds)m
Turnover: group and share of joint
 ventures and associates                                         4,337.4          239.3        4,576.7              -      4,576.7
Less: share of turnover in
 joint ventures                                                     (7.0)             -           (7.0)             -         (7.0)
Less: share of turnover in associates                               (0.4)             -           (0.4)             -         (0.4)
                                                                --------         ------       --------         ------     --------
Group turnover                                         2         4,330.0          239.3        4,569.3              -      4,569.3
Cost of sales                                                   (2,978.4)        (170.0)      (3,148.4)         (62.1)    (3,210.5)
                                                                --------         ------       --------         ------     --------
Gross profit                                                     1,351.6           69.3        1,420.9          (62.1)     1,358.8
Transmission and distribution costs                               (389.5)             -         (389.5)         (45.1)      (434.6)
Administrative expenses (including
 goodwill amortisation)                                           (384.4)         (76.2)        (460.6)         (13.5)      (474.1)
Other operating income                                              34.0            0.4           34.4              -         34.4
                                                                --------         ------       --------         ------     --------
Operating profit before goodwill amortisation                      703.6           (6.5)         697.1         (120.7)       576.4
Goodwill amortisation                                              (91.9)             -          (91.9)             -        (91.9)
                                                                --------         ------       --------         ------     --------
Operating profit                                       2           611.7           (6.5)         605.2         (120.7)       484.5
                                                                --------         ------
Share of operating loss in joint ventures                                                         (5.5)             -         (5.5)
Share of operating profit in associates                                                            0.1              -          0.1
                                                                                              --------         ------     --------
Profit on ordinary activities before interest                                                    599.8         (120.7)       479.1
Net interest and similar charges
-Group                                                                                          (249.5)             -       (249.5)
-Joint ventures                                                                                   (1.5)             -         (1.5)
                                                                                              --------         ------     --------
                                                                                                (251.0)             -       (251.0)
Profit on ordinary activities before
 goodwill amortisation and taxation                                                              440.7         (120.7)       320.0
Goodwill amortisation                                                                            (91.9)             -        (91.9)
                                                                                              --------         ------     --------
Profit on ordinary activities before taxation                                                    348.8         (120.7)       228.1
Taxation                                               4                                         (94.3)          45.9        (48.4)
                                                                                              --------         ------     --------
Profit after taxation                                                                            254.5          (74.8)       179.7
                                                                                              --------         ------
Minority interests                                                                                                            19.4
                                                                                                                          --------
Profit for the period                                                                                                        199.1
Dividends                                                                                                                   (357.9)
                                                                                                                          --------
Loss retained                                                                                                               (158.8)
                                                                                                                          --------
Earnings per ordinary share                            5                                                                     10.88p
Adjusting items
- exceptional item                                                                                                            4.09p
- goodwill amortisation                                                                                                       5.02p
                                                                                                                          --------
Earnings per ordinary share before exceptional
 item and goodwill amortisation                        5                                                                     19.99p
                                                                                                                          --------
Diluted earnings per ordinary share                    5                                                                     10.84p
Adjusting items
- exceptional item                                                                                                            4.07p
- goodwill amortisation                                                                                                       5.00p
                                                                                                                          --------
Diluted earnings per ordinary share before
 exceptional item and goodwill amortisation            5                                                                     19.91p
                                                                                                                          --------
Dividends per ordinary share                           6                                                                     19.53p
                                                                                                                          --------

The Notes on pages x to x form part of these Accounts.

Group Cash Flow Statement
for the nine months ended 31 December 2001
                                                        Nine months ended
                                                            31 December
                                                            2001      2000
                                                       (Pounds)m  (Pounds)m

Cash inflow from operating activities                     600.4    1,018.1
Dividends received from joint ventures                      6.3        2.1
Returns on investments and
servicing of finance                                     (263.9)    (300.0)
Taxation                                                  (75.1)     (63.1)
------------------------------------------------------  -------    -------
Free cash flow                                            267.7      657.1
Capital expenditure and
financial investment                                     (793.6)    (768.5)
------------------------------------------------------  -------    -------
Cash flow before acquisitions
and disposals                                            (525.9)    (111.4)
Acquisitions and disposals                                178.4      714.9
Equity dividends paid                                    (370.7)    (351.8)
------------------------------------------------------  -------    -------
Cash (outflow)/inflow before use of
liquid resources and financing                           (718.2)     251.7
Management of liquid resources                           (238.8)      21.3
Financing
-Issue of ordinary share capital                           12.2        3.8
-Redemption of preferred stock of PacifiCorp              (69.5)         -
-Increase/(decrease) in debt                            1,067.7     (168.3)
------------------------------------------------------  -------    -------
                                                        1,010.4     (164.5)
------------------------------------------------------  -------    -------
Increase in cash in period                                 53.4      108.5
------------------------------------------------------  -------    -------

Free cash flow represents cash flow from operating activities after adjusting for dividends received from joint ventures, returns on investments and servicing of finance and taxation.

Reconciliation of Net Cash Flow to Movement in Net Debt for the nine months ended 31 December 2001
                                                        Nine months ended
                                                            31 December
                                                           2001      2000
                                                       (Pounds)m  (Pounds)m

Increase in cash in period                                 53.4      108.5
Cash (inflow)/outflow from (increase)/
decrease in debt                                       (1,067.7)     168.3
Cash outflow/(inflow) from movement
in liquid resources                                       238.8      (21.3)
--------------------------------------------------     --------   --------
Change in net debt resulting
from cash flows                                          (775.5)     255.5
Net funds disposed                                        (51.1)         -
Exchange                                                   45.1     (159.1)
Other non-cash movements                                 (105.7)      (0.4)
--------------------------------------------------     --------   --------
Movement in net debt in period                           (887.2)      96.0
Net debt at end of previous period                     (5,285.1)  (4,841.5)
--------------------------------------------------     --------   --------
Net debt at end of period                              (6,172.3)  (4,745.5)
--------------------------------------------------     --------   --------

The Notes on pages x to x form part of these Accounts.

Group Balance Sheet
as at 31 December 2001

                                                       31 December      31 December       31 March
                                                          2001             2000             2001
                                             Notes      (Pounds)m        (Pounds)m        (Pounds)m
Fixed assets
Intangible assets - goodwill                              2,678.0          2,418.8         2,840.8
Tangible assets                                          12,231.7         11,055.1        11,920.8
Investments
-Investments in joint ventures:
 Share of gross assets                                      111.3            120.3           118.4
 Share of gross liabilities                                 (74.8)           (87.3)          (74.6)
                                                         --------         --------        --------
                                                             36.5             33.0            43.8
-Investments in associates                                    5.0              5.5             5.0
-Other investments                                          245.6            238.8           247.5
                                                         --------         --------        --------
                                                            287.1            277.3           296.3
                                                         --------         --------        --------
                                                         15,196.8         13,751.2        15,057.9
                                                         --------         --------        --------
Current assets
Stocks                                                      218.7            219.8           215.1
Debtors
- Gross debtors                                           1,575.6          2,009.1         1,758.2
- Less non-recourse financing                              (265.5)          (282.2)         (285.7)
                                                         --------         --------        --------
                                                          1,310.1          1,726.9         1,472.5
Short-term bank and other deposits                          449.7            283.9           230.2
                                                         --------         --------        --------
                                                          1,978.5          2,230.6         1,917.8
                                                         --------         --------        --------
Creditors: amounts falling due
within one year
Loans and other borrowings                                 (924.0)          (637.2)         (627.9)
Other creditors                                          (1,960.0)        (2,366.0)       (2,375.9)
                                                         --------         --------        --------
                                                         (2,884.0)        (3,003.2)       (3,003.8)
                                                         --------         --------        --------
Net current liabilities                                    (905.5)          (772.6)       (1,086.0)
                                                         --------         --------        --------
Total assets less current liabilities                    14,291.3         12,978.6        13,971.9
Creditors: amounts falling due after
more than one year
Loans and other borrowings                               (5,698.0)        (4,392.2)       (4,887.4)
Provisions for liabilities and charges                   --------         --------        --------
- Deferred tax                                           (1,637.7)        (1,536.3)       (1,625.3)
- Other provisions                                         (719.0)          (593.3)         (778.7)
                                                         --------         --------        --------
                                                         (2,356.7)        (2,129.6)       (2,404.0)
Deferred income                                            (546.8)          (486.6)         (501.5)
                                                         --------         --------        --------
Net assets                                     2          5,689.8          5,970.2         6,179.0
                                                         --------         --------        --------
Called up share capital                                     925.9            924.2           924.5
Share premium                                             3,750.5          3,737.2         3,739.7
Revaluation reserve                                         214.6            218.0           217.1
Capital redemption reserve                                   18.3             18.3            18.3
Merger reserve                                              406.4            406.4           406.4
Profit and loss account                                     192.0            381.9           587.2
                                                         --------         --------        --------
Equity shareholders' funds                                5,507.7          5,686.0         5,893.2
Minority interests (including non-equity)                   182.1            284.2           285.8
                                                         --------         --------        --------
Capital employed                                          5,689.8          5,970.2         6,179.0
                                                         --------         --------        --------
Net asset value per ordinary share             5            297.1p           307.5p          318.7p
                                                         --------         --------        --------

The Notes on pages x to x form part of these Accounts.

Approved by the Board on 31 January 2002 and signed on its behalf by

Charles Miller Smith                        David Nish
Chairman                                    Finance Director

Notes to the Quarterly Accounts
for the nine months ended 31 December 2001

1  Basis of preparation

(a) These quarterly Accounts have been prepared on the basis of accounting policies consistent with those set out in the Directors' Report and Accounts for the year ended 31 March 2001. As a consequence of the implementation of Financial Reporting Standard 19 `Deferred tax' (FRS 19) within the March 2001 Accounts the comparative figures for the three months and the nine months to 31 December 2000 have been restated to reflect this change in accounting policy.

(b) The quarterly Accounts are unaudited but have been formally reviewed by the auditors and their report to the company is set out on page x. The information shown for the year ended 31 March 2001 does not constitute statutory Accounts within the meaning of Section 240 of the Companies Act 1985 and has been extracted from the full Accounts for the year ended 31 March 2001 filed with the Registrar of Companies. The report of the auditors on these Accounts was unqualified and did not contain a statement under either Section 237(2) or
Section 237(3) of the Companies Act 1985.

(c) The relevant exchange rates applied in the preparation of these quarterly Accounts are detailed in Note 10.

2 Segmental information

(a)Turnover by segment

                                                                                Three months ended 31 December
                                                                     Total               Inter-segment              External
                                                                    turnover                turnover                turnover
                                                                2001        2000        2001        2000        2001       2000
                                                    Notes    (Pounds)m   (Pounds)m   (Pounds)m   (Pounds)m   (Pounds)m  (Pounds)m
United Kingdom
Generation and Supply                                 (i)       614.1       560.9         9.7         8.3       604.4      552.6
Infrastructure
   Power Systems                                      (i)       168.5       165.5       103.2       112.3        65.3       53.2
   Southern Water                                     (i)       108.2       106.3         0.2         0.1       108.0      106.2
Thus                                                 (ii)        75.3        59.9         6.3         8.0        69.0       51.9
                                                               ------      ------      ------      ------     -------    -------
United Kingdom total-continuing operations                                                                      846.7      763.9
                                                                                                              -------    -------
United States-continuing operations
PacifiCorp                                                      638.7       924.6           -           -       638.7      924.6
                                                               ------      ------      ------      ------     -------    -------
Total continuing operations                                                                                   1,485.4    1,688.5
                                                                                                              -------    -------
United Kingdom-discontinued operations
Appliance Retailing                                   (i)         1.5       101.8           -         1.8         1.5      100.0
                                                               ------      ------      ------      ------     -------    -------
Total                                               (iii)                                                     1,486.9    1,788.5
                                                                                                              -------    -------

                                                                           Nine months ended 31 December
                                                                    Total            Inter-segment          External
                                                                   turnover             turnover            turnover
                                                                 2001     2000        2001     2000      2001      2000
                                                    Notes     (Pounds)m  (Pounds)m (Pounds)m (Pounds)m (Pounds)m  (Pounds)m
United Kingdom
Generation and Supply                               (i)        1,525.4    1,464.4    29.1        24.5    1,496.3    1,439.9
Infrastructure
   Power Systems                                    (i)          469.0      484.2   291.5       326.6      177.5      157.6
   Southern Water                                   (i)          321.2      314.6     0.7         0.5      320.5      314.1
Thus                                                (ii)         216.1      163.8    22.2        22.0      193.9      141.8
                                                               -------    -------  ------      ------    -------    -------
United Kingdom total-continuing operations                                                               2,188.2    2,053.4
                                                                                                         -------    -------
United States-continuing operations PacifiCorp                 2,456.3    2,276.6       -           -    2,456.3    2,276.6
                                                               -------    -------  ------      ------    -------    -------
Total continuing operations                                                                              4,644.5    4,330.0
                                                                                                         -------    -------
United Kingdom-discontinued operations
Appliance Retailing                                 (i)          133.9      244.8     1.6         5.5      132.3      239.3
                                                               -------    -------  ------     -------    -------    -------
Total                                               (iii)                                                4,776.8    4,569.3
                                                                                                         -------    -------


2 Segmental information continued

(b) Operating profit by segment

                                                                  Three months ended 31 December
                                             Before                                  Before
                                             goodwill                                goodwill
                                             amortis-          Goodwill              amortis-         Goodwill-
                                             ation           amortisation            ation          amortisation
                                             2001         2001          2001         2000        2000         2000
                              Notes        (Pounds)m    (Pounds)m     (Pounds)m    (Pounds)m   (Pounds)m    (Pounds)m
United Kingdom
Generation and Supply         (i)             23.1        (1.2)          21.9        47.1         -           47.1
Infrastructure
   Power Systems              (i)             91.6           -           91.6        78.2         -           78.2
   Southern Water             (i)             52.2           -           52.2        60.2         -           60.2
Thus                          (ii)           (10.6)       (0.6)         (11.2)      (13.8)     (0.6)         (14.4)
                                            ------      ------         ------      ------    ------          -----
United Kingdom-
total continuing operations                  156.3        (1.8)         154.5       171.7      (0.6)         171.1
                                            ------      ------         ------      ------    ------          -----
United States-continuing
operations
PacifiCorp                                   178.2       (35.2)         143.0        79.0     (31.9)          47.1
                                            ------      ------         ------      ------    ------          -----
Total
continuing operations                        334.5       (37.0)         297.5       250.7     (32.5)         218.2
                                            ------      ------         ------      ------    ------          -----
United Kingdom-
discontinued operations
Appliance Retailing           (i)                -           -              -         1.6         -            1.6
                                            ------      ------         ------      ------    ------          -----
Total                                        334.5       (37.0)         297.5       252.3     (32.5)         219.8
                                            ------      ------         ------      ------    ------          -----

                                                                        Nine months ended 31 December

                                                                                         Before
                                                                                         goodwill
                                                                                         amortis-
                                                                                         ation
                                                         Before                          and
                                                         goodwill    Goodwill            except-    Goodwill-    Except-
                                                         amortis-    amortis-            ional      amortis-     ional
                                                         ation       ation               item       ation        item
                                                         2001        2001       2001     2000        2000        2000      2000
                                       Notes          (Pounds)m    (Pounds)m (Pounds)m (Pounds)m   (Pounds)m   (Pounds)m (Pounds)m
United Kingdom
Generation and Supply                  (i)              23.5         (3.6)     19.9      60.3           -         -         60.3
Infrastructure
   Power Systems                       (i)             254.4            -     254.4     238.9           -         -        238.9
   Southern Water                      (i)             157.4            -     157.4     169.3           -         -        169.3
Thus                                   (ii)            (43.4)        (1.8)    (45.2)    (49.4)       (1.8)        -        (51.2)
                                                      ------      -------    ------   -------       -----    ------       ------
United Kingdom total-
continuing operations                                  391.9         (5.4)    386.5     419.1        (1.8)        -        417.3
                                                      ------       ------    ------    ------      ------   -------       ------
United States-continuing operations
PacifiCorp                                             198.6       (106.2)     92.4     284.5       (90.1)   (120.7)        73.7
                                                      ------       ------    ------    ------      ------   -------       ------
Total
continuing operations                                  590.5       (111.6)    478.9     703.6       (91.9)   (120.7)       491.0
                                                      ------       ------    ------    ------      ------   -------       ------
United Kingdom-discontinued operations
Appliance Retailing                    (i)              (9.0)           -      (9.0)     (6.5)          -         -         (6.5)
                                                      ------       ------    ------    ------      ------   -------       ------
Total                                                  581.5       (111.6)    469.9     697.1       (91.9)   (120.7)       484.5
                                                      ------       ------    ------    ------      ------   -------       ------

(c) Net assets by segment

                                                                                  31 December   31 December   31 March
                                                                                     2001          2000         2001
                                                                        Notes      (Pounds)m     (Pounds)m   (Pounds)m
United Kingdom
Generation and Supply                                                  (i),(iv)       806.5        409.1        691.2
Infrastructure
   Power Systems                                                       (i),(iv)     2,079.7      2,009.8      1,979.0
   Southern Water                                                      (i),(iv)     2,704.9      2,492.7      2,590.4
Thus                                                                  (ii),(iv)       493.2        446.1        459.3
                                                                                   --------     --------     --------
United Kingdom total-continuing operations                                          6,084.3      5,357.7      5,719.9
                                                                                   --------     --------     --------
United States-continuing operations
PacifiCorp                                                                          7,772.0      7,279.3      7,778.7
                                                                                   --------     --------     --------
Total continuing operations                                                        13,856.3     12,637.0     13,498.6
                                                                                   --------     --------     --------
United Kingdom-discontinued operations
Appliance Retailing                                                    (i),(iv)        (4.8)        13.8         55.6
                                                                                   --------     --------     --------
Unallocated net liabilities                                           (iv),(v)     (8,161.7)    (6,680.6)    (7,375.2)
                                                                                   --------     --------     --------
Total                                                                               5,689.8      5,970.2      6,179.0
                                                                                   --------     --------     --------

   (i) The segmental information has been presented on the same basis as the interim Accounts for the six months ended 30 September 2001. This is different from the segments presented in the prior year's quarterly Accounts. The former Generation Wholesale and Energy Supply segments have been combined and the former Other segment (other than Appliance Retailing) has been absorbed into the new UK business segments. Prior year comparatives have been restated accordingly. The previously reported turnover, operating profit and net assets of the Other segment have been allocated as follows:

                                             Three months ended           Nine months ended       31 December     31 March
                                              31 December 2000            31 December 2000           2000           2001
                                           External     Operating      External      Operating       Net            Net
                                           turnover      profit        turnover       profit        assets         assets
                                           (Pounds)m    (Pounds)m     (Pounds)m      (Pounds)m      (Pounds)m     (Pounds)m
United Kingdom
Generation and Supply                         28.5         1.9           45.0           (3.3)          63.1         27.9
Infrastructure
   Power Systems                               2.4         1.5           10.6           16.5           31.1          2.3
   Southern Water                              0.3         0.6            0.9            0.4           12.1          1.5
Appliance Retailing                          100.0         1.6          239.3           (6.5)          13.8         55.6
                                            ------        ----          -----          -----          -----        -----
Other total                                  131.2         5.6          295.8            7.1          120.1         87.3
                                            ------        ----          -----          -----          -----        -----

(ii) The segment previously described as 'Telecoms' has been re-designated 'Thus' as historical data for this segment no longer includes data relating to other telecoms operations disposed in prior years.

(iii) In the segmental analysis turnover is shown by geographical origin. Turnover analysed by geographical destination is not materially different.

(iv) As required by the Utilities Act 2000, the group has implemented a new legal entity structure for certain of its UK businesses to give effect to business separation. Following the creation of this new legal structure on 1 October 2001, the directors have reviewed the group's segments and concluded that no changes are required to the business segments disclosed above. However, they also reviewed the items to be included within each segment's net assets, particularly in relation to intra-group balances. The net assets by segment figures above have been presented on this revised basis and comparative figures have been restated accordingly.

(v) Unallocated net liabilities include net debt, dividends payable, tax liabilities and investments.

3  Exceptional items

An exceptional charge of (Pounds)120.1 million in the nine months ended 31 December 2001, recognised after operating profit, relates to the loss on disposal of and withdrawal from the group's Appliance Retailing operations. This charge includes (Pounds)15.1 million of goodwill previously written off to reserves. The pre-goodwill loss of (Pounds)105.0 million comprises asset impairments of (Pounds)54.2 million and provisions for trading losses and closure costs of (Pounds)50.8 million, of which (Pounds)36.4 million had been incurred by 31 December 2001.

    An exceptional charge of (pounds)120.7 million in the nine months ended 31 December 2000, recognised in arriving at operating profit, related to the cost of the Transition Plan for PacifiCorp announced on 4 May 2000 and primarily represents severance and related costs for approximately 1,600 employees.

4   Taxation

    The charge for taxation, including deferred tax, for the nine months ended 31 December 2001 reflects the anticipated effective rate for the year ending 31 March 2002 of 21.5% on the profit before goodwill amortisation, exceptional items and taxation. The charge for taxation for the nine months ended 31 December 2000 was based on an effective rate of 22.5%.

5   Earnings and net asset value per ordinary share

(a) Earnings per ordinary share have been calculated for all periods by dividing the profit for the period by the weighted average number of ordinary shares in issue during the period, based on the following information:

                                 Three months ended        Nine months ended
                                     31 December               31 December
                                  2001        2000         2001        2000
Profit for the period
((Pounds)million)                 157.4      108.8          48.5       199.1
Basic weighted average
share capital
(number of shares, million)     1,840.8    1,831.3       1,836.6     1,829.6
Diluted weighted average
share capital
(number of shares, million)     1,846.4    1,838.0       1,840.8     1,837.3
                                -------    -------       -------     -------

The difference between the basic and the diluted weighted average share capital is wholly attributable to outstanding share options and shares held in trust for the group's Employee Share Ownership Plan.

(b) The calculation of earnings per ordinary share, on a basis which excludes exceptional items and goodwill amortisation, is based on the following adjusted earnings:

                                 Three months ended         Nine months ended
                                     31 December                31 December
                                  2001        2000          2001        2000
                              (Pounds)m    (Pounds)m      (Pounds)m   (Pounds)m
Profit for the period             157.4      108.8          48.5       199.1
Adjusting items
- exceptional items
(net of attributable taxation)        -          -          99.1        74.8
- goodwill amortisation            37.0       32.5         111.6        91.9
                                 ------     ------        ------      ------
Adjusted earnings                 194.4      141.3         259.2       365.8
                                 ------     ------        ------      ------

Adjusted earnings per share has been presented in addition to earnings per share calculated in accordance with FRS 14 in order that more meaningful comparisons of financial performance can be made.

(c) Net asset value per ordinary share has been calculated based on the following net assets and the number of shares in issue at the end of the respective periods (after adjusting for the effect of shares held in trust for the group's Sharesave Schemes and Employee Share Ownership Plan):

                                          31 December  31 December  31 March
                                               2001        2000        2001
Net assets (as adjusted)((Pounds)million) 5,469.9 5,633.3 5,841.9 Number of ordinary shares in issue at the period end (as adjusted)
(number of shares, million)                  1,841.1     1,831.7     1,833.0
                                             -------     -------     -------

6 Dividends per ordinary share

The third interim dividend of 6.835 pence per ordinary share is payable on 1 March 2002 to shareholders on the register at 8 February 2002. This dividend, together with the interim dividends already paid represents total dividends of
20.505 pence per ordinary share for the nine months ended 31 December 2001. In the previous year, a third interim dividend of 6.51 pence was declared for the quarter ended 31 December 2000, representing total dividends of 19.53 pence per ordinary share for the nine months ended 31 December 2000.

7  Statement of total recognised gains and losses

                                                        Nine months ended
                                                            31 December
                                                         2001        2000
                                                       (Pounds)m    (Pounds)m
Profit for the period                                      48.5      199.1
Exchange movement on translation of
overseas results and net assets                           (83.9)     277.7
                                                         ------     ------
Total recognised gains and losses for the period          (35.4)     476.8
                                                         ------     ------

8 Summary of differences between UK and US Generally Accepted Accounting Principles (`GAAP')

The consolidated Accounts of the group are prepared in accordance with UK GAAP which differs in certain significant respects from US GAAP. The effect of the US GAAP adjustments to profit for the financial period and equity shareholders' funds are set out in the tables below.

(a) Reconciliation of profit for the financial period to US GAAP:

                                                        Nine months ended
                                                            31 December
                                                           2001      2000
                                                       (Pounds)m  (Pounds)m
Profit for the financial period
under UK GAAP                                              48.5     199.1
US GAAP adjustments:
Amortisation of goodwill                                  (17.6)    (26.9)
US regulatory assets                                       72.6      11.1
Pensions                                                   (1.8)     66.1
Depreciation on
revaluation uplift                                          2.5       2.5
Decommissioning and mine
reclamation liabilities                                   (16.8)    (23.9)
PacifiCorp Transition Plan costs                          (21.7)    113.1
FAS 133 adjustment                                         64.3         -
Other                                                     (16.5)    (11.7)
                                                         ------    ------
                                                          113.5     329.4
Deferred tax effect of
US GAAP adjustments                                       (30.3)    (90.0)
                                                         ------    ------
Profit for the financial
period under US GAAP before
cumulative adjustment for FAS 133                          83.2     239.4
Cumulative adjustment for FAS 133                         (61.6)        -
                                                         ------    ------
Profit for the financial period
under US GAAP                                              21.6     239.4
                                                         ------    ------
Earnings per share under US GAAP                           4.53p    13.08p
                                                         ------    ------
Diluted earnings per share
under US GAAP                                              4.52p    13.03p
                                                         ------    ------

Earnings per share under US GAAP have been calculated before the cumulative adjustment for FAS 133.

As permitted under UK GAAP, earnings per share have been presented including and excluding the impact of exceptional items and goodwill amortisation to provide an additional measure of underlying performance. In accordance with US GAAP, earnings per share have been presented above based on US GAAP earnings, without adjustments for the impact of exceptional items and goodwill amortisation. Such additional measures of underlying performance are not permitted under US GAAP.

The inclusion of exceptional items in the determination of earnings per share in accordance with US GAAP decreased earnings by (Pounds)96.5 million or 5.25 pence per share for the nine months ended 31 December 2001. The inclusion of goodwill amortisation decreased earnings by (Pounds)129.2 million or 7.03 pence per share for the nine months ended 31 December 2001 and by (Pounds)118.8 million or 6.49 pence per share for the nine months ended 31 December 2000.

(b) Effect on equity shareholders' funds of differences between UK GAAP and US
GAAP:

                                          31 December 31 December   31 March
                                               2001       2000         2001
                                           (Pounds)m    (Pounds)m    (Pounds)m

Equity shareholders' funds under UK GAAP      5,507.7    5,686.0    5,893.2
US GAAP adjustments:
Goodwill                                      1,334.8    1,349.9    1,349.9
Business combinations                          (185.1)      16.6     (188.7)
Amortisation of goodwill                       (187.4)    (163.3)    (172.7)
ESOP shares held in trust                       (37.8)     (52.7)     (51.1)
US regulatory assets                            860.4      390.2      661.2
Pensions                                        242.7      216.1      245.0
Dividends                                       126.1      119.5      119.4
Revaluation of fixed assets                    (229.0)    (229.0)    (229.0)
Depreciation on revaluation uplift               14.4       11.0       11.9
Decommissioning and mine
reclamation liabilities                          64.4       86.6       82.5
PacifiCorp Transition Plan costs                 93.4      116.2      117.2
FAS 133 adjustment                             (243.4)         -          -
Other                                            (4.0)       0.6       12.1
Deferred tax:
 Effect of US GAAP adjustments                 (287.4)    (338.0)    (351.0)
 Effect of differences in methodology           (27.5)     (33.0)     (37.0)
                                              -------    -------    -------
Equity shareholders' funds under US GAAP      7,042.3    7,176.7    7,462.9
                                              -------    -------    -------

FAS 133 `Accounting for Derivative Instruments and Hedging Activities' was effective for the group from 1 April 2001. The statement establishes accounting and reporting standards that require every derivative instrument be recorded on the balance sheet as either an asset or liability measured at fair value. Changes in the derivative's fair value will be recognised concurrently in earnings unless specific hedge accounting criteria are met.

The effect of adopting FAS 133 on earnings and equity shareholders' funds is included in the UK GAAP to US GAAP reconciliations as shown above. The total FAS 133 adjustment included within equity shareholders' funds of (Pounds)243.4 million at 31 December 2001 is offset by (Pounds)185.1 million included within US regulatory assets relating to PacifiCorp's regulated activities which have been deferred as a regulatory asset under FAS 71 on the basis of applications to Public Utility Commissions to adopt this accounting treatment.

9  Contingent liabilities

There have been no material changes to the group's contingent liabilities disclosed in the Annual Report and Accounts 2001.

10 Exchange rates

The exchange rates applied in the preparation of the quarterly Accounts were as follows:

                                                       Nine months ended
                                                           31 December
                                                       2001        2000
Average rate for quarters ending
30 June                                           $1.42/(Pounds) $1.53/(Pounds)
30 September                                      $1.44/(Pounds) $1.48/(Pounds)
31 December                                       $1.44/(Pounds) $1.45/(Pounds)
                                                  ------        ------
Closing rate as at 31 December                    $1.45/(Pounds) $1.48/(Pounds)
                                                  ------        ------

The closing rate for 31 March 2001 was $1.42/(Pounds).

Independent Review Report to Scottish Power plc

Introduction
We have been instructed by the company to review the financial information set out on pages x to x. We have read the other information contained in the quarterly report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities
The quarterly report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the quarterly report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the quarterly figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the three months ended 31 December 2001 and for the nine months ended 31 December 2001.

PricewaterhouseCoopers
Chartered Accountants
Glasgow
31 January 2002